Exhibit 4.36

Insurance Business Platform Cooperation Framework Agreement

This Agreement is made on 19 November 2015 in Guangzhou, between:

Party A: China Southern Airlines Company Limited

Company Address: Economic and Technological Zone of Guangzhou, Guangdong Province

Legal Representative: Si Xianmin (司献民)

Party B: Southern Airlines Group Finance Company Limited

Company Address: No. 17, Hangyunnan Street, Baiyun District, Guangzhou

Legal Representative: Wang Jianjun (王建军)

General Provisions

According to the Contract Law of the People’s Republic of China, the Insurance Law of the People’s Republic of China and the relevant provisions of the laws and regulations, China Southern Airlines Company Limited (hereinafter referred to as “Party A”) and Southern Airlines Group Finance Company Limited (hereinafter referred to as “Party B”), in order to cooperate in the insurance business to share resources and have complementary advantages, Party A and Party B, based on the principle of equality and mutual benefit, complementary advantages and common development, and through friendly negotiation, hereby agree as follows, by which both parties shall be bound.

Section 1 Contents of Cooperation

1.1	Both parties agree to cooperate on insurance sales business related to air transportation through certain sales platforms. Such platforms shall include ground counters in all areas within the jurisdiction of Party A, 95539 call centers and corporate websites, as well as other online and offline channels.

1.2	Party A shall provide insurance sales platforms to Party B; while Party B shall pay fees to Party A for using such sales platforms.

1.3	Both parties shall, under this Framework Agreement, further sign corresponding specific agreements as to the type of insurance, the allocation of agency fees and platform fees, specific rights and obligations of both parties and many other matters.

1.4	Both parties shall sign any specific agreements in which relevant terms shall be provided based on general commercial terms or better terms and shall meet relevant requirements of the listing rules of the places where the companies are listed.

1.5	In this Agreement, Party A shall include China Southern Airlines Company Limited and its wholly-owned and controlled subsidiaries.

Section 2 Agreement Duration

2.1	This Agreement shall be effective from 1 January 2015 to 31 December 2016. This Agreement shall be legally binding on both parties from the effective date hereof.

Section 3 Transaction Amount Cap

3.1	Both parties agree that the transaction amount of this Agreement shall not exceed the cap of RMB 40 million in 2015 and the cap of RMB 60 million in 2016.

3.2	During the performance of this Agreement, both parties shall comply with relevant provisions of listing rules as to the transaction amount caps.

Section 4 Liability Exemption

4.1	Party A shall be only liable for providing insurance sales platforms and shall not be liable for any disputes arising among the insurers, insurance agents, policy holders, the insured and other parties.

4.2	Party B shall ensure that it has the agency authority to sell the insurance in the place where the insurance is sold. Party A shall not bear any obligations or liabilities arising therefrom.

Section 5 Dispute Resolution

5.1	Any violation of any provisions of this Agreement by either party, or non-performance or incomplete performance of any of its obligations under this Agreement by either party shall be deemed to constitute a breach of this Agreement. Therefore, the defaulting party shall assume its default liabilities according to relevant provisions of the Contract Law of the People’s Republic of China; while the other party shall have the right to terminate this Agreement.

5.2	Without prior written consents of both parties hereto, any party shall not alter or modify any terms or contents of this Agreement. Any supplements or modifications shall be agreed by both parties and formed a written supplementary agreement to have legal binding effect on both parties.

5.3	Both parties shall settle, through friendly negotiation, any dispute arising from or in connection with the interpretation, effect and performance of this Agreement. If such dispute cannot be settled through negotiation, either party may submit such dispute to a competent People’s Court.

Section 6 Miscellaneous

6.1	Unless for compliance with any mandatory requirements of any laws or any legal regulators, without the consent of the other party, either party shall not disclose to any other parties any information about other party being obtained through this Agreement or any content of this Agreement.

6.2	Both parties shall strictly comply with the Anti Money Laundering Law of the People’s Republic of China, Provisions of Anti Money Laundering of Financial Institutions, Measures for Administration of Client Identity Identification and Materials and Transaction Records of Financial Institutions, Measures for Administration of Anti Money Laundering in Insurance Industry and other relevant anti money laundering laws, regulations and administrative rules and shall not participate in any money laundering activities or provide any facilitating conditions for any money laundering activities conducted by any others.

6.3	Both parties shall further negotiate to sign any written supplementary agreement for any matters not covered in this Agreement. Such supplementary agreement shall have same legal effect as this Agreement.

6.4	This Agreement is made in six copies, with each party holding three copies. Each copy shall have equal legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative: Xiao Lixin (肖立新)

19 November 2015

Party B: Southern Airlines Group Finance Company Limited

Authorized Representative: Xu Yanqing (徐燕青)

19 November 2015